                     U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3                        WASHINGTON, DC 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*  2. Date of Event Requiring   4. Issuer Name and Ticker or Trading
   (A) CPN Sheridan, Inc.                    Statement                    Symbol
   (B) Calpine Corporation                   (Month/Day/Year)             SHERIDAN ENERGY, INC. (SHDN)
_____________________________________                                  ____________________________________
   (Last) (First) (Middle)                   8/25/99                   5. Relationship of Reporting Person       6. If Amendment,
                                                                          to Issuer (Check all applicable)          Date of Original
                                          ________________________        __  Director        X_ 10% Owner          (Month/Day/Year)
   50 West San Fernando Street            3. IRS Identification           __  Officer (give   __ Other (specify
_____________________________________        Number of Reporting                       title             below)
          (Street)                           Person, if  an Entity                     below)
                                             (Voluntary)
                                             (A) 77-0521272
                                             (B) 77-0498817

   San Jose, California 95113                                                                                    7. Individual or
_____________________________________                                                                               Joint/Group
   (City)     (State)   (Zip)                                                                                       Filing (Check
                                                                                                                    applicable line)

                                                                                                                  __  Form filed by
                                                                                                                      One Reporting
                                                                                                                      Person

                                                                                                                   _X Form filed by
                                                                                                                      More than One
                                                                                                                      Reporting
                                                                                                                      Person
------------------------------------------------------------------------------------------------------------------------------------

             TABLE I --NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

---------------------------------------------------------------------------------------------
1. Title of Security   2. Amount of Securities   3. Ownership         4. Nature of Indirect
   (Instr. 4)             Beneficially Owned        Form: Direct         Beneficial Ownership
                          (Instr. 4)                (D) or Indirect      (Instr. 4)
                                                    (I) (Instr. 5)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------


*        If the Form is filed by more than one Reporting Person, see Instruction
         5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly                                              (over)

                            (Print or Type Responses)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

---------------------------------------------------------------------------------------------------------------------------------
1. Title of       2. Date Exercisable       3. Title and Amount of         4. Conversion or   5. Ownership       6. Nature of
   Derivative        and Expiration Date       Securities Underlying          Exercise Price     Form of            Indirect
   Security          (Month/Day/Year)          Derivative Security            of Derivative      Derivative         Beneficial
   (Instr. 4)                                  (Instr. 4)                     Security           Security:          Ownership
                                                               Amount or                         Direct (D)         (Instr. 5)
                  Date          Expiration                     Number of                         or Indirect
                  Exercisable   Date        Title              Shares                            (I) (Instr. 5)
---------------------------------------------------------------------------------------------------------------------------------
   Stock Option*  8/25/99       #           Common Stock, par  4,067,537      $5.50                   I             By CPN
                                            value $0.01 per                                                         Sheridan Inc.
                                            share
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* CPN Sheridan Inc. ("Merger Subsidiary"), a wholly-owned subsidiary of Calpine Corporation ("Parent"), has the right to purchase from certain stockholders of Sheridan Energy, Inc. (the "Company"), subject to certain conditions, for $5.50 per share subject to adjustment (i) up to 3,492,537 shares of common stock of the Company, (ii) up to an additional 425,000 shares issuable under outstanding stock options and
         (iii) options up to an additional 150,000 shares issuable upon exercise of outstanding warrants pursuant to the Stockholder Agreement, dated as of August 25, 1999. The Stockholder Agreement and the Agreement and Plan of Merger have been filed as Exhibits 99(c)(2) and 99(c)(1), respectively, to the Tender Offer Statement 14D-1 of Parent and Merger Subsidiary, dated August 31, 1999, with respect to the Shares of the Company.

# The option is exercisable from August 25, 1999 until 20 business days after the termination of the Agreement and Plan of Merger.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


See 18 U.S.C. 1001 and 15 U.S.C.. 78ff(a).

   SIGNATURES ON ATTACHED PAGE                        SEE ATTACHED PAGE
------------------------------------              --------------------------
** Signature of Reporting Person                            Date

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient,


See Instruction 6 for procedure.

                         Signatures of Reporting Persons


Date:  September 3, 1999            CPN Sheridan, Inc.

                                    By: /s/ Ann B. Curtis
                                        --------------------------------------
                                        Name: Ann B. Curtis
                                        Title: Vice President, Chief
                                               Financial Officer and Secretary


Date:  September 3, 1999            Calpine Corporation

                                    By: /s/ Ann B. Curtis
                                        --------------------------------------
                                        Name: Ann B. Curtis
                                        Title: Executive Vice President